UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES  ☐            NO   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On May 1, 2020, Summit Therapeutics plc (the “Company”) granted options to buy shares to certain directors and to certain officers. Details of the grants are summarized below.
Annual Grants to Directors; New Director Grant

Director	Position	Options Awarded
Elaine Stracker	Interim Chief Operating Officer, Executive Director	27,273 ADSs
Ventzislav Stefanov	Executive Vice President and President of Discuva, Executive Director	27,273 ADSs
Manmeet Soni	Non-Executive Director	27,273 ADSs
Rainer Erdtmann	Non-Executive Director	27,273 ADSs; 1,000,000 ordinary shares

All of the above options to purchase American Depositary Shares or ADSs have an exercise price of $3.30 per ADS and shall vest in full on May 1, 2021, the one year anniversary of the grant date. The options granted to Mr. Erdtmann to purchase ordinary shares have an exercise price in Pounds Sterling equivalent to $0.66 per ordinary share, and shall vest in four equal annual installments, with the first such installment occurring on May 1, 2021, the one year anniversary of the grant date.
Grants to the Executive Directors under the Company’s Long Term Incentive Plan

Officer	Position	Options Awarded
Elaine Stracker	Interim Chief Operating Officer, Executive Director	1,000,000 ADSs
Ventzislav Stefanov	Executive Vice President and President of Discuva, Executive Director	1,000,000 ADSs

All of the above options to purchase ADSs have an exercise price of $3.30 per ADS, and shall vest quarterly over a four year period. The vesting of these options shall be subject to (i) the satisfaction of certain agreed performance targets to be established by the Company’s board of directors and (ii) shareholder approval of the Remuneration Policy at the Company’s 2020 annual general meeting.
The exercise price of the options to purchase ADSs represents the closing price on May 1, 2020 of the Company’s ADSs listed on the Nasdaq Global Market. The exercise price of the options to purchase ordinary shares is the equivalent in Pounds Sterling of $0.66 per ordinary share, one-fifth of the closing price on May 1, 2020 of the Company’s ADSs listed on the Nasdaq Global Market.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Robert Duggan
Robert Duggan
Chief Executive Officer
Date: May 7, 2020